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SEC FILE NO. 82-35004

March 15, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter copies of announcements dated March 13, 2007 that the Company has made available to security holders relating to its audited results for the year ended December 31, 2006.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Michael Kessler

cc: David McMahon

SK 23132 0001 756744

Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Final Results
Released	07:00 13-Mar-07
Number	8122S

RNS Number:8122S
Charlemagne Capital Limited
13 March 2007

13 March 2007

Charlemagne Capital Limited

Audited Results for the year ended 31 December 2006

Charlemagne Capital Limited ("Charlemagne", or the "Group"), the specialist emerging markets equity investment manager, today announces audited results for the year ended 31 December 2006.

Key Highlights

- Net management fees up 41.5% to US$38.6m (2005: US$27.3m)
- Average management fee margin on AUM of 83 bps (2005: 84 bps)
- Performance fees of US$51.4m (2005: US$60.7m)
- Assets under Management ("AuM") up 13.7% to US$4.65bn (2005: US$4.08bn)
- Operating profit margin 51.5% (2005: 54.6%)
- EPS of 12.5 US cents, up 28.4% (2005: 9.7 US cents)
- First interim dividend of 2.1 US cents paid, second interim dividend of 2.2 US cents declared
- First special interim dividend of 1.65 US cents paid, second special interim dividend of 2.4 US cents declared
- Share buy backs since IPO totalling $4.7m (1.23% of issued shares)

Commenting on the results, Michael Baer, Chairman, said:

"We are pleased to report strong progress in a number of areas. We have continued to deliver superior returns across a range of strategies. Our investment process seeks to benefit from pricing inefficiencies within the emerging markets in order to generate consistent, low risk returns through a pragmatic, active, bottom up process. We remain confident that this strategy will continue to produce superior returns over the long-term."

Commenting on the results, Jayne Sutcliffe, Chief Executive said:

"Despite the recent correction in global markets, fundamentals in the markets in which the Group operates remain attractive and we continue to see value in a broad range of investment opportunities. We remain focussed on delivering investment out performance across our product range. While fund flows into emerging markets have been muted, we believe the prospects for emerging markets remain attractive and that Charlemagne remains well-positioned to benefit from future allocations to the asset class.

The Directors remain confident in the strength of the Group's business model and strategy and its ability to deliver strong, long-term growth."

Enquiries:

Charlemagne Capital Tel. 020 7518 2100
Jayne Sutcliffe, Chief Executive
David Curl, Finance Director

Smithfield Consultants Tel. 020 7360 4900
John Kiely / George Hudson

There is a presentation for analysts and investors at 2.30pm today at the offices of Smithfield Consultants, 10 Aldersgate St., London EC1A 4HJ.

Notes to Editors:

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

Through the strong long-term investment performance track record of its principal funds, Charlemagne Capital has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

Chairman's Statement

I am pleased to be making my first Chairman's statement since the Company listed on the London AIM market. A year that was not without challenges has also been a year of very positive developments for the Group, with continued success in key areas. Having decided at the end of 2005 that it would be appropriate to seek a listing for the Company's shares, admission to the London Stock Exchange's AIM market was achieved at the beginning of April 2006. Following the listing almost 40% of the Group's equity remains in the ownership of Directors and staff working within the business.

Assets under Management ("AuM") are the Group's principal source of revenues and future earnings potential. Against a backdrop of turbulent market conditions mid year and reduced levels of mutual fund flows into the emerging market mutual

funds, AuM increased by 13.7% to US$4.65 billion. This is after taking into account the planned realisation of Novy Neft, the Gazprom local share vehicle which returned US$440 million to shareholders in June. After adjustment for Novy Neft, the increase in AuM would have been 25.8%.

We have continued to deliver superior returns across a range of strategies. Our investment process seeks to benefit from pricing inefficiencies within the emerging markets in order to generate consistent, low risk returns through a pragmatic, active, bottom up process. We remain confident that this strategy will continue to produce superior returns over the long term. August 2006 marked the three year anniversary of the Group's flagship Magna GEMs Fund, with a performance record which is first decile since inception as ranked and measured by Standard and Poors. This has significantly enhanced Charlemagne's ability to develop and grow the business going forward.

Core annual management fees increased by 41.5% to US$38.6 million, enhancing the Group's core earnings basis. The Group's funds again generated significant performance fees of US$51.4 million. These performance fees are a valuable asset for the shareholders of the Group. Given the turbulent investment conditions experienced in the middle part of the year, this is a creditable performance and the Group remains well placed to improve on this performance in 2007.
During 2006, I joined the board along with Jaap van Duijn and Ian Lang, both of whom bring many years of business experience in fields related to the Group's business. We are all enthused by the Group's prospects for growth in the coming years based on its strength in emerging market expertise and an operating platform which can be scaled easily to support growth.

Our strategy remains unchanged. We will continue to focus the business on our core global emerging market specialisation, operating within an asset class which we believe remains highly attractive. Built on increasingly strong fundamentals, the outlook for GDP and earnings growth remains positive and valuations compare favourably with developed markets. The Group combines the flexibility and enterprise of an entrepreneurial business with the organisational infrastructure of an institutional asset manager. In this way, we aim to provide consistently superior returns to investors, build value for our shareholders and to provide a culture and framework to attract and develop talented individuals whose efforts make this possible.

As previously stated, it is our intention and policy to declare dividends which reflect the long term earnings and cash flow potential of the group. This includes managing our capital structure by returning surplus profits from performance fees to shareholders through special dividends and buying back of the Company's shares. This process began in 2006 with special dividends paid and declared for the year of US$11.8 million and buy back for cancellation of shares for US$4.7 million, totalling US$16.5 million in addition to ordinary dividends of US$12.5 million.

Finally I wish to thank our employees for their efforts in 2006. Their hard work, motivation, skill and commitment continue to be essential to the Group's development. The team has managed the firm through another year of change and growth, not to mention the listing on AIM. On behalf of all shareholders I would like to thank them for their efforts.

Michael Baer
12 March 2007
Financial and Operating Review

Financial Results

The table below sets out the Group's AuM as at 2 January 2007 and the movements

experienced in each product range during 2006.

	1 January 2006 AuM (US$m)	Net subscriptions (US$m)	Net subscriptions (%)	Novy Neft reorganisation (US$m)	Novy Neft reorganisation (%)	Net performance (US$m)	Net performance (%)	2 January 2007 AuM (US$m)
Magna	988	(67)	(6.8%)	59	6.0%	275	27.9%	1,255
OCCO	254	52	20.5%	-	-	27	9.6%	333
Institutional	1,998	4	0.2%	77	3.9%	506	24.8%	2,585
Specialist	844	16	1.9%	(576)	(68.2%)	188	33.3%	472 (
Total	4,084	5	0.1%	(440)	(10.8%)	996	25.8%	4,645

The results for the year ended 31 December 2006 demonstrate another period of strong growth and progress towards delivering the strategic objectives of the Group. Charlemagne has delivered growth in revenues, operating profit and earnings per share.

AuM at 2 January 2007 were US$4.65 billion, an increase of 13.7% over the year (2005: US$4.08 billion). Net subscriptions over the year were flat, reflecting strong inflows in the first four months followed by redemptions after the market correction in the second quarter. Net subscriptions were achieved in the Hedge, Institutional and Specialist (excluding Novy Neft) business areas with small outflows from Magna Funds over the year. Additionally, as anticipated at the time of the Group's IPO, one of the structured products, Novy Neft, was restructured in June and returned US$440 million to investors, representing 10.8% of the Group's assets under management at the start of the year.

Revenues from net management fees in the period increased substantially and were 41.5% higher than the comparative period in the prior financial year at US$38.6 million (2005: US$27.3 million). The Group's net management fee margin averaged 83 basis points for the year (2005: 84 bps).

The Group continues to deliver strong investment performance and crystallised performance fees were US$51.4 million. This compares to US$60.7 million in the previous year and demonstrates the Group's ability, through the diversification of its products, to earn performance fees, also in periods of market volatility.

Costs continue to be tightly controlled. Operating expenses, including profit related bonus pool allocations, rose to US$44.2 million from US$41.2 million reflecting an investment in additional resources both in the latter part of 2005, now being reflected for a full year, and in 2006. The cost of providing a share option incentive scheme for staff amounting to US$1.5 million is also reflected for the first time this year. The Directors do not believe that the element relating to non performance related elements will rise materially in future years unless there is a significant increase in AuM. The Group's operating profit margin for the period was 51.5% (2005: 54.6%). It is expected that operating margins will remain relatively stable given the Group's bonus structure.

Operating earnings before taxation and non-recurring items were US$46.9 million in 2006 compared to US$49.6 million in 2005, as a result of lower performance fees and higher operating expenses as investment in new personnel continued.

Profit after taxation provisions of US$6.0 million and the third party costs of listing amounting to US$3.5 million, was US$37.4 million during 2006 compared with US$56.3 million in 2005. In underlying terms, pre tax profit in 2005 was

heavily influenced by the one off gain on the maturity of a private equity project in 2005 which contributed US$13.2 million, net of expenses.

Operating earnings per share rose by 83% to 15.7 US cents (2005: 8.6 US cents). This reflects in part the buy back of a number of the Company's shares during the year. The operating earnings per share calculation has been arrived at before taxation and non-recurring forms of income and expenditure as we believe that this better reflects the underlying profitability of the business. After taxation and other income and expenditure, earnings per share attributable to shareholders were 12.5 US cents per share (2005: 9.7 US cents per share) on a fully diluted basis.

The Group's business model remains highly cash generative and in the absence of unforeseen circumstances it is the Directors' intention that substantially all cash generated will be returned to shareholders by means of dividends and share buy back programmes.

Group net assets at the end of 2006 were US$33.8 million compared to US$62.1 million at the beginning of the year, reflecting the fact that the Group spent US$47.8 million, pre and post listing, in repurchasing shares for cancellation and paid a further US$17.5 million in dividends during the year.

A first interim ordinary dividend of 2.1 US cents per share was declared together with a first interim special dividend of 1.65 US cents and both were paid on 13 October 2006. A second interim ordinary dividend of 2.2 US cents, together with a second interim special dividend of 2.4 US cents, has been declared by directors and will be paid on 24 April 2007 at a total cost of US$13.4 million. It is not proposed to recommend a final dividend. Interim dividends have been recommended by the board in order that the funds can be paid to shareholders more quickly than would otherwise be the case.

Operations and Investment Review

Flows of new money into the Group's products were very strong in the first few months of the year. In the latter part of the year, in common with the industry, flows into our Global Emerging Market focused vehicles were generally negative and as a result, the year as a whole was largely flat in terms of new money flows. During the year, we were appointed to a number of new mandates from institutional managers around the world who are looking to utilise the Group's acknowledged expertise in certain sectors of the emerging market universe, including EMEA, Russia and Turkey. Additionally the Group launched a second closed end property fund focusing on developments in south east Europe followed in the early part of 2007 by an AIM listed fund which invests in property opportunities in India.

Our global marketing effort remains targeted with recent additional commitment of resources to the markets of the Middle East and to the USA, where we see significant potential to generate long term institutional support. Increase in Group AUM will derive principally from an expansion of existing products and strategies, derived from investment performance, continued flows into our Magna and OCCO products, an expansion of our institutional business to a wider audience to include pension fund investors and further private equity and structured products.

During the year, the Charlemagne stable of funds delivered solid absolute investment performance and each product category experienced growth after allowance for the capital return on Novy Neft.

Magna

In June 2006 the Magna Asia sub-fund was added to the Magna Umbrella Fund. In line with our strategy, the product range has seen further geographic diversification. We have been pleased with the performance of the product range and all produced performance fees in the year ending December 2006 and all except Magna Turkey finished above their high water mark. At the end of 2006, there were nine sub-funds within the Magna Umbrella Fund with a total AuM of US$1.25 billion.

OCCO

All four funds produced positive returns during the year and contributed performance fees. As with Magna, we have been seeking to further diversify geographic diversification of the product range. At the end of 2006, the four funds had a total AuM of US$333 million.

Specialist

During the year, one new product was added in the category, being the European Convergence Development Company. This is a private equity vehicle that it is proposed will be listed on AIM in 2007. In the second quarter, a capital return of Novy Neft funds was undertaken returning, a total of US$440 million to investors. During the year, one of the funds in the category (Charlemagne Capital Russia Fund) contributed performance fees.

Institutional

The institutional category is dominated by white label relationships with third party distributors. During the year, one new relationship was established that led to two new accounts being received and one existing relationship provided two further accounts. During the year, four of the six institutional accounts with performance fee criteria have generated performance fees.

Current trading and outlook

Despite the recent correction in global markets, fundamentals in the markets in which the Group operates remain attractive and we continue to see value in a broad range of investment opportunities. We remain focussed on delivering investment out performance across our product range. While fund flows into emerging markets have been muted, we believe the prospects for emerging markets remain attractive and that Charlemagne remains well-positioned to benefit from future allocations to the asset class.

The Directors remain confident in the strength of the Group's business model and strategy and its ability to deliver strong, long-term growth.

Consolidated Income Statement

Expressed in United States Dollars	Notes	Year ended 31 December 2006 US$'000	Year ended 31 December 2005 US$'000
Revenue	2	91,167	90,839
Expenses			
Personnel expenses	3	(39,192)	(36,258)
Other costs		(5,041)	(4,981)

Operating Profit	5	46,934	49,600
Share of profit of jointly controlled entity		-	25,767
Uplift in holding in jointly controlled entity	14	-	684
Performance awards relating to jointly controlled entity		-	(13,258)
Listing costs		(3,540)	-
Profit before tax		43,394	62,793
Taxation	8	(6,003)	(6,474)
Profit after tax		37,391	56,319
Minority Interest	13	(29)	-
Profit after tax and Minority Interest		37,362	56,319
Dividends	10	(17,473)	(4,912)
Retained earnings for the year		19,889	51,407
		US$	US$
Earnings per share Basic	11	0.124929	0.097341
Diluted	11	0.124929	0.097341

The directors believe that all results derive from continuing activities.

Consolidated Statement of Recognised Income and Expense

Expressed in United States Dollars	Notes	Year ended 31 December 2006 US$'000	Year ended 31 December 2005 US$'000
Movements in exchange differences on the translation of the financial statements of entities not accounted for in United States Dollars	21	(74)	(3,682)
Movement in other reserves in jointly controlled entity	21	-	(128)
Decrease in fair value of cashflow hedge	21	(400)	(852)
Net expense for the year recognised directly in equity		(474)	(4,662)
Net profit for the year		37,391	56,319

Total recognised income for the year		36,917	51,657

Consolidated Balance Sheet

Expressed in United States Dollars	Notes	As at 31 December 2006 US$'000	As at 31 December 2005 US$'000
Non-current assets			
Property and equipment	12	470	413
Interest in jointly controlled entity	14	25	4,261
Total non-current assets		495	4,674
Current assets			
Current investments	15	4,671	15,863
Receivables	17	43,205	78,931
Cash and cash equivalents	18	15,479	10,512
Total current assets		63,355	105,306
Total assets		63,850	109,980
Issued share capital	20	2,941	3,270
Reserves		30,906	58,861
Shareholders' equity	21	33,847	62,131
Minority Interest	13	29	-
Total equity		33,876	62,131
Current liabilities			
Accounts payable, accruals and other payables	19	27,843	40,309
Financial liability held for trading	23	-	2,438
Taxation		2,131	5,102
Total current liabilities		29,974	47,849
Total equity and liabilities		63,850	109,980

Consolidated Cash Flow Statement

Expressed in United States Dollars	Notes	Year ended 31 December 2006	Year ended 31 December 2005

	Notes	US$'000	US$'000
Operating Profit		46,934	49,600
Adjustments for:			
Depreciation		207	161
Exchange (gain)/loss on property and equipment		(43)	44
Provision for unrealised loss on foreign exchange contracts and investments		4,615	312
Foreign currency transaction adjustment		(74)	508
Profit on disposal of investments		(2,425)	(6,126)
Share based incentive scheme		(6,280)	-
Decrease/(increase) in receivables		29,977	(51,073)
(Decrease)/increase in accounts payable, accruals and other payables		(12,682)	15,456
Dividend and Distribution received from jointly controlled entity		4,558	33,101
Proceeds from sale of investments		15,151	11,567
Purchase of investments		(2,567)	(6,341)
Tax paid		(9,293)	(1,397)
Net Cash from operating activities		68,078	45,812
Investing activities			
Purchase of property and equipment		(221)	(393)
Cash used in investing activities		(221)	(393)
Financing activities			
Shares repurchased	21	(48,157)	(40,338)
Listing cost		(3,540)	-
Shares issued	21	6,280	-
Dividends paid		(17,473)	(4,912)
Cash flows used in financing activities		(62,890)	(45,250)
Net increase in cash and cash equivalents		4,967	169
Cash and cash equivalents at the beginning of the year	18	10,512	10,343
Cash and cash equivalents at the end of the year	18	15,479	10,512

Company Balance Sheet

Expressed in United States Dollars	Notes	As at 31 December 2006 US$'000	As at 31 December 2005 US$'000

Non-current assets			
Interests in subsidiaries	13	2,785	2,785
Interest in jointly controlled entity	14	25	4,261
Total non-current assets		2,810	7,046
Current assets			
Current investments	15	-	400
Receivables	17	262	154
Due from subsidiaries	25	23,441	58,173
Cash and cash equivalents	18	972	985
Total current assets		24,675	59,712
Total assets		27,485	66,758
Issued share capital	20	2,941	3,270
Reserves	21	204	22,000
Shareholders' equity	21	3,145	25,270
Current liabilities			
Accounts payable, accruals and other payables		156	3,000
Due to subsidiaries	25	24,184	38,488
		24,340	41,488
Total equity and liabilities		27,485	66,758

Notes to the Financial Statements

1. Significant Accounting Policies

Charlemagne Capital Limited (formerly Regent Fund Management (Cayman) Limited and Regent Europe Limited) was incorporated in the Cayman Islands as an exempt company with limited liability (registered number CR-75327) on 29 July 1997. The Company's registered office is at P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in a jointly controlled entity. The financial statements were authorised for issue by the Directors on 12 March 2007.

Statement of Compliance

The consolidated financial statements have been prepared in accordance with the requirements of International Financial Reporting Standards ("IFRS") and their interpretations adopted by the International Accounting Standards Board ("IASB").

Basis of Preparation

The consolidated financial statements are prepared on the historical cost basis except that the following are stated at their fair value: financial instruments at fair value through the income statement including derivative financial instruments. Recognised assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The Company's shares are issued in United States Dollars ("US Dollars") as the US Dollar is a more widely recognised currency internationally than the local currency of the Cayman Islands. The functional currency of the financial statements is US Dollars and not Cayman Islands Dollars reflecting the fact that the transactions are denominated in US Dollars.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most signific ant effect on the amount recognised in the financial statements are described in note 26.

Basis of Consolidation

Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line basis, from the date that joint control commences until the date that joint control ceases. The interest in jointly controlled entities is accounted for in the individual financial statements of the Company as a financial asset at fair value through the income statement in accordance with IAS 39.

Transactions eliminated on consolidation

Intra-group balances and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but to the extent that there is no evidence of impairment.

Investment in funds managed by Charlemagne Capital Group companies

Certain Group companies, from time to time, purchase shares in funds managed by other Charlemagne Capital Group companies. Such holdings can amount to over 20% of the issued share capital and occasionally more than 50%. Those holdings over 50% of the issued share capital, are treated as subsidiaries. Those holdings which are over 20% but not more than 50% of the issued share capital are treated as associates and equity accounted in the consolidated financial statements for the Group. No holdings of over 20% but below 50%, and no holdings of over 50% in Charlemagne managed funds existed at 31 December 2006.

Foreign Currency

Foreign currency transactions

Transactions in foreign currencies are translated to US Dollars at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to US Dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to US Dollars at the foreign exchange rate ruling at the date of the transaction.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US Dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to US Dollars at the foreign exchange rates at the dates of the transactions. Foreign currency differences are recognised in "foreign currency exchange reserve" directly in equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency exchange reserve is transferred to the income statement.

Derivative Financial Instruments

The Group uses derivative financial instruments and forward exchange contracts to manage its exposure to foreign exchange, interest rate and equity market risks arising from operational, financing and investment activities and for trading purposes.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of the resultant gain or loss depends on the nature of the item being hedged (see Cash flow hedges below).

Cash flow hedges

Where a derivative is designated as a hedged of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative are recognised directly in equity. The amount recognised in equity is removed and recognised in the income statement in the same period as the hedged cash flows affect profit or loss under the same income statement line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in the income statement.

If the derivative expires or is sold, terminated, or exercised, or no longer

meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognised in equity until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in equity is recognised immediately in the income statement.

Property and equipment

Owned assets

Items of property and equipment are measured at cost less accumulated depreciation and impairment losses.

Depreciation

Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives of items of property and equipment. The estimated useful lives are as follows:

Furniture and fixtures 5 years

Computer equipment 3 years

Other equipment 4 years

Investments

Classification

All equity and debt securities are stated at fair value in accordance with IAS 39.

Recognition and derecognition

The Group recognises financial assets at fair value through the income statement on the date it commits to purchase the instruments. From this date any gains and losses arising from changes in fair value of the assets are recorded. These assets are derecognised when the rights to receive cash flows from the assets have expired or when the Group has transferred substantially all risks and rewards of ownership.

Measurement

Investments are measured initially at cost. Subsequent to initial recognition all investments are measured at fair value.

Fair value measurement principles

The value of financial instruments is based on their quoted market bid price, where available, at the balance sheet date without any deduction for transactions costs. If a quoted market price is not available on a recognised exchange or from a broker/dealer for non-exchange traded financial instruments, the fair value of the instrument is estimated by the Board of Directors.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of investments are recognised in the income statement.

Other receivables

Other receivables are measured at amortised cost less impairment losses.

Other payables

Other payables are measured at amortised cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and call deposits. For the purpose of the statement of cash flows, cash and cash equivalents would be presented net of bank overdrafts if any existed.

Impairment of assets carried at cost or amortised cost

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. All impairment losses and reversals are recognised in the income statement.

Share Capital

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

Dividends

Dividends are recognised as a liability in the year in which they are declared and approved.

Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:-

(a) investment management, administration and advisory fees contractually receivable by the Group are recognised in the year in which the respective fees are earned. Performance fees arising upon the achievement of specified targets are recognised at the respective funds' year-ends, when such performance fees are confirmed as receivable, or when there is a crystallising event, including but not limited to redemption of shares against which performance fees have been accrued;

(b) profit or loss on sale of investments is recognised when title is passed;

(c) interest is recognised on the effective interest basis;

(d) dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment turns ex-dividend;

(e) revenue related to provision of services is recognised on an

accruals basis.

Operating Lease Payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

Employee benefits

Obligations for contributions to employee's International Pension Plans are recognised as an expense in the income statement as incurred. Obligations to the Charlemagne 2005 Employee Benefit Trust are recognised as an expense in the income statement to the extent that these have been provisionally allocated to discretionary revocable sub-trusts of which certain directors and employees of the company may become beneficiaries.

The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense, with a corresponding increase in liabilities, over the period the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as personnel expense in the income statement.

The fair value of employee stock options is measured using binomial lattice model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average competitor volatility), weighted average expected life of the instruments (based on general option holder behaviour), expected dividends, and a risk-free interest rate. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

From time to time the Group receives inquiries from revenue authorities into its taxation affairs, as is common for entities operating international transfer pricing policies. It is the policy of the Group to account for any taxation due as a result of such inquiry in the year in which settlement is agreed.

Investment in subsidiaries, associates and jointly controlled entities
The Company's investment in the subsidiaries and associates is stated at cost less impairment losses. The interest in jointly controlled entities is accounted for as a financial asset at fair value through the income statement in accordance with IAS 39.

Comparative Figures

Where necessary, comparative figures have been adjusted to conform to changes in presentation for the current year.

2. Revenue

	Year ended 31 December 2006 US$'000	Year ended 31 December 2005 US$'000
Fund management and related fees, net of rebates	38,557	27,258
Performance fees	51,403	60,658
Investment Income (including profit on investments and derivatives)	890	533
Other income	317	2,390
	91,167	90,839

Notes to the Financial Statements (continued)
3. Personnel Expenses

	Year ended 31 December 2006 US$'000	Year ended 31 December 2005 US$'000
Salaries	6,644	4,962
Performance Related Bonuses	18,947	7,385
Contributions to Employee Benefit Trust	10,614	30,796
Pension Contributions - relating to current year	-	5,687
Pension Contributions - relating to prior year	212	-
Compulsory social security contributions	2,775	686
	39,192	49,516

Directors' Emoluments	Year ended 31 December 2006 US$'000	Year ended 31 December 2005 US$'000
Fees	244	105
Salaries	1,153	795
Performance Related Bonuses	1,191	5,333
Pension Contributions - relating to current year	-	2,438
Pension Contributions - relating to prior year	100	-
	2,688	8,671

The number of employees of the Group as at the end of the year was 60 (2005: 48) full time.

The Group operates a discretionary bonus scheme, as approved by the Board, which is based on the Group's profit before taxation. Bonuses are accounted for in the financial year in which the bonus is earned.

During 2005 the Group created an employee benefit trust, the Charlemagne 2005 Employee Benefit Trust ("EBT"). The EBT is controlled by an independent Trustee (the "Trustee"). The EBT was created in order to motivate and retain the Group's directors and employees, each of whom is a potential beneficiary from the trust. These contributions have been expensed through Personnel Expenses.

Of the total amount contributed to the EBT relating to 2006, the Directors of Charlemagne Capital Services Limited ("CCSL"), the Group's global employment company, have recommended to the Trustee that the sum of US$8.4m (2005: US$18.3m) be provisionally allocated to discretionary revocable sub-trusts of which certain directors of the company may be potential beneficiaries. However no amount has been included in directors' emoluments since the amounts have not been allocated to any director or employee with any certainty.

Highest Paid Director

The highest paid Director had emoluments of US$1,293k (2005: US$2,427k).

4. Related Party Transactions

Identity of related parties

The Group is related to its jointly controlled entity (note 14) and to its Directors and executive officers.

Transactions with Directors and executive officers

As at 31 December 2006, Directors of the Company and their immediate interests controlled 36% (2005: 59%) of the voting shares of the Company.

Summary of transactions

The following is a summary of transactions with related parties during the year. All such transactions were entered into in the ordinary course of business.

a. During the year US$178,123 (2005: US$133,493) was paid to Burnbrae Ltd, a company where ultimate ownership is connected with James Mellon, a director of Charlemagne Capital Limited, for rental of property. Anderson Whamond was a Director of Burnbrae Ltd during 2006.

b. During the period US$38,480 (2005: US$Nil) was paid to David McMahon, a director of Charlemagne Capital Limited, for consultancy services for a period prior to him becoming an employee.

c. Over 75% (2005: 92%) of the turnover from investment management, administration, performance incentive fees, advisory fees and commissions is derived from funds over which the Directors consider the Group has influence by virtue of its management, administration and advisory roles.

d. Certain Directors have shareholdings in certain funds managed by Charlemagne Capital Group companies.

5. Profit from Operations

The Group's profit from operations was arrived at:-	Year ended 31 December 2006 US$'000	Year ended 31 December 2005 US$'000
After charging and (crediting):		
Revenue Items		
Realised (profit) on disposal of current investments	(2,425)	(6,126)
Unrealised loss on current investments	4,615	312
Interest income	(1,456)	(676)
Exchange (gain)/loss net	(1,634)	403
Expense Items		
Depreciation	207	161
Auditors' remuneration	181	161
Operating lease rental on property	315	307

6. Segment Reporting

Year to 31 December 2006	US$'000 Magna	US$'000 OCCO	US$'000 Institutional	US$'000 Specialist	US$'000 Other	US$'000 Total
Net Management Fees	11,308	4,939	14,065	8,245	-	38,557
Net Performance Fees	24,449	5,010	4,709	17,235	-	51,403
Return on Investment	-	-	-	(3,321)	4,211	890
Other Income	-	-	-	-	317	317
Segment Revenue	35,757	9,949	18,774	22,159	4,528	91,167
Segment Result	22,590	6,341	13,212	14,179	4,528	60,850
Unallocated Expenses						(13,916)
Results from Operating Activities						46,934

Year to 31 December 2005						
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

	Magna	OCCO	Institutional	Specialist	Other	Total
Net Management Fees	7,437	3,033	8,753	8,035	-	27,258
Net Performance Fees	47,780	4,483	1,407	6,988	-	60,658
Return on Investment	(3,530)	-	-	(174)	4,237	533
Other Income	-	-	-	2,014	376	2,390
Segment Revenue	51,687	7,516	10,160	16,863	4,613	90,839
Segment Result	33,102	5,184	7,804	10,653	4,613	61,356
Unallocated Expenses						(11,756)
Results from Operating Activities						49,600

7. Listing costs
The Company was admitted to the AIM market of the London Stock Exchange on 4 April 2006. Total costs related to listing amounted to US$3.5m.

8. Taxation

Recognised in the income statement	Year ended 31 December 2006 US$'000		Year ended 31 December 2005 US$'000	
Current tax expense:				
Current year		5,841		6,282
Underprovided in prior years		162		192
Total income tax expense in income statement		6,003		6,474
Reconciliation of effective tax rate				
Profit before tax		43,394		62,793
Income tax using the domestic corporation tax rate	0%	-	0%	-
Effect of different tax rates in foreign jurisdictions	13.46%	5,841	10.00%	6,282
Underprovided in prior years	0.37%	162	0.31%	192
	13.83%	6,003	10.31%	6,474

9. Profit Attributable to Shareholders

The net profit attributable to shareholders reflected in the financial

statements of the Company itself amounts to US$37.63m (2005: US$ 39.35m).

10. Dividend

	Year ended 31 December 2006 US$'000	Year ended 31 December 2005 US$'000
Dividends per share of 5.75 US cents (2005: 0.6 US cents)	17,473	4,912

An interim dividend of 2.0 US cents per ordinary share in respect of the year ended 31 December 2005 was paid on 30 January 2006 to those shareholders on the register on 24 January 2006 and distributed from retained earnings in 2006.

An interim ordinary dividend of 2.1 US cents (GB 1.1025p) per ordinary share and an interim special dividend of 1.65 US cents (GB 0.8662p) per ordinary share was paid on 13 October 2006 to those shareholders on the register on 15 September 2006 and distributed from retained earnings in 2006.

An interim ordinary dividend of 2.2 US cents (GB 1.1405p) per ordinary share and an interim special dividend of US 2.4 cents (GB 1.2442p) per ordinary share in respect of the year ended 31 December 2006 will be paid on 24 April 2007 to those shareholders on the register on 23 March 2007 and will be distributed from retained earnings in 2007.

11. Earnings Per Share

The calculation of basic earnings per share of the Group is based on the net profit attributable to shareholders for the year of US$37.36m (2005: US$56.32m) and the weighted average number of shares of 299,065,692 (2005: 578,574,879) in issue during the year.

The calculation of diluted earnings per share of the Group is the same as basic earnings per share as the share options outstanding have been issued contingent upon specified performance conditions being satisfied. As at 31 December 2006 these performance conditions had not been met.

Shares issued during the year to Sanne Trust Company Limited (note 22) have been excluded from the earnings per share calculation as such shares are currently accounted for as treasury shares.

12. Property and equipment

Group	Furniture and Fixtures US$'000	Computer and Other Equipment US$'000	Total US$'000
Cost:			
At 1 January 2005	593	1,128	1,721
Acquisitions	64	329	393
Exchange adjustment	(63)	(140)	(203)
At 31 December 2005	594	1,317	1,911
At 1 January 2006	594	1,317	1,911
Acquisitions	2	219	221
Disposals	-	(2)	(2)
Exchange adjustment	82	193	275

At 31 December 2006	678	1,727	2,405
Depreciation and impairment:			
At 1 January 2005	586	910	1,496
Provided during the year	10	151	161
Exchange adjustment	(59)	(100)	(159)
At 31 December 2005	537	961	1,498
At 1 January 2006	537	961	1,498
Provided during the year	14	205	219
Disposals	-	(1)	(1)
Exchange adjustment	75	144	219
At 31 December 2006	626	1,309	1,935
Carrying amounts:			
At 1 January 2005	7	218	225
At 31 December 2005	57	356	413
At 1 January 2006	57	356	413
At 31 December 2006	52	418	470

There was no property and equipment in the Company.

13. Interests in Subsidiaries

	US$'000
Cost	
At 1 January 2005	4,025
Addition during the year	2
At 31 December 2005	4,027
At 1 January 2006	4,027
At 31 December 2006	4,027
Impairment	
At 1 January 2005	1,242
At 31 December 2005	1,242
At 1 January 2006	1,242
At 31 December 2006	1,242

	US$'000
Carrying Amount	
At 31 December 2005	2,785

At 31 December 2006	2,785

Balances with subsidiaries are included within current assets and current liabilities.

Particulars of the principal subsidiaries of the Company at 31 December 2006 are as follows:

Name	Place of Incorporation/ Operation	Issued and Fully Paid Share Capital	Percentage of Equity Interest Attributable to the Company		Principal Activities
			Direct	Indirect	
Charlemagne Capital (IOM) Limited	Isle of Man	Ordinary GBP20,000	100%	-	Investment Management
Charlemagne Capital (UK) Limited	United Kingdom	Ordinary GBP100	100%	-	Investment Advice and Marketing
Charlemagne Capital (Investments) Limited	Isle of Man	Ordinary GBP1	100%	-	Investment and Investment Research
Charlemagne Capital (Services) Limited*	Isle of Man	Ordinary GBP2,000	60%	-	Personnel

*40% of the shares of Charlemagne Capital (Services) Limited, the Group's global employment company, are held by the Trustee of the Charlemagne 2005 Employee Benefit Trust. The trust is controlled by an independent trustee.

14. Interest in Jointly Controlled Entity

	Group	
	31 December 2006 US$'000	31 December 2005 US$'000
Share of net tangible assets	25	4,261

The Group has a 12.86% (2005: 12.86%) interest in a jointly controlled entity,

SWR Investments Limited ("SWR"), a company incorporated in the Cayman Islands, which invested in banking and financial entities in Eastern Europe. In view of the fact that the Group retains a significant influence over the management of SWR, an equity accounting approach has continued with regard to this investment.

15. Investments

	31 December 2006 US$'000	31 December 2005 US$'000
Group		
Current investments - at fair value through the income statement		
Equity securities held for trading	4,671	15,446
Equity securities designated at fair value through the income statement	-	17
Derivative financial instruments (see note 23)	-	400
	4,671	15,863
Company		
Current Investments		
Derivative financial instruments (see note 23)	-	400

16. Deferred Taxation

There is an unrecognised deferred taxation asset of US$13k (2005: US$13k) representing the tax effect of depreciation in excess of capital allowances.

17. Receivables

	Group		Company	
	31 December 2006 US$'000	31 December 2005 US$'000	31 December 2006 US$'000	31 December 2005 US$'000
Trade receivables	42,021	70,061	-	-
Amount due from jointly controlled entity	8	4	8	4
Other receivables	679	8,493	217	145
Prepayments	497	373	37	5
	43,205	78,931	262	154

Other receivables include amounts totalling US$45k (2005:US$4.5m) in respect of margin deposits held by the Group in respect of their normal trading in currencies, futures and options (note 23).

18. Cash and Cash Equivalents

	Group		Company	
	31 December 2006 US$'000	31 December 2005 US$'000	31 December 2006 US$'000	31 December 2005 US$'000
Bank balances	174	71	148	13
Call deposits	637	4,399	-	972
Term deposits	14,668	6,042	824	-
Cash and cash equivalents	15,479	10,512	972	985

Notes to the Financial Statements (continued)
19. Accounts Payable, Accruals and Other Payables

	Group		Company	
	31 December 2006 US$'000	31 December 2005 US$'000	31 December 2006 US$'000	31 December 2005 US$'000
Provision for performance awards	13,482	22,310	-	2,830
Accruals and other payables	14,361	17,999	156	170
	27,843	40,309	156	3,000

20. Issued Share Capital

Shares	31 December 2006 US$'000	31 December 2005 US$'000
Authorised		
2,000,000,000 ordinary shares of US$0.01 each	20,000	20,000
Issued and fully paid		
At beginning of year 326,988,423 (2005:821,987,311) ordinary shares of US$0.01 each	3,270	8,220
Shares issued; 3,422,185 (2005: nil)	34	-
Shares repurchased; 36,348,836 (2005: 494,998,888)	(363)	(4,950)
At end of year; 294,061,772 (2005: 326,988,423) fully paid	2,941	3,270

During the year ended 31 December 2006, the Company repurchased 36,348,836 of its own shares, of which 32,698,836 (10% of the total shares in issue at the commencement of the period) were the result of a compulsory repurchase by the Company. The remainder were purchased at market value for cancellation after listing.

During the year ended 31 December 2006, the Company issued 3,422,185 shares for US$6.28m to Sanne Trust Company Limited (Trustee of the Charlemagne 2005 Employee Benefit Trust) on 27 March 2006. Dividends on these shares have been waived by Sanne Trust Company Limited until further notice.

As at the date of signing the financial statements there were 294,061,772 ordinary shares of US$0.01 each issued and fully paid.

21. Shareholders' Equity

2006	Share Capital	Share Premium	Retained Earnings	Treasury Shares	Share Option Reserve	Foreign Currency Exchange Reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Group							
At 1 January 2006	3,270	305	57,191	-	-	1,365	62,131
Shares repurchased	(363)	(31)	(47,763)	-	-	-	(48,157
Shares issued	34	6,246	-	(6,280)	458	-	458
Foreign currency translation adjustment	-	-	-	-	-	(74)	(74
Decrease in fair value of cashflow hedge	-	-	(400)	-	-	-	(400
Profit for the year	-	-	37,362	-	-	-	37,362
Dividends	-	-	(17,473)	-	-	-	(17,473
At 31 December 2006	2,941	6,520	28,917	(6,280)	458	1,291	33,847

2006	Share Capital	Share Premium	Retained Earnings	Foreign Currency Exchange Reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Company					
At 1 January 2006	3,270	305	21,714	(19)	25,270
Shares repurchased	(363)	(31)	(47,763)	-	(48,157)
Shares issued	34	6,246	-	-	6,280
Decrease in fair value of cashflow hedge	-	-	(400)	-	(400)
Profit for the year	-	-	37,625	-	37,625
Dividends	-	-	(17,473)	-	(17,473)
At 31 December 2006	2,941	6,520	(6,297)	(19)	3,145

2005	Share Capital	Share Premium	Retained Earnings	Capital Reserve	Capital Redemption Reserves	Other Reserves*	Foreign Currency Exchange Reserve
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Group							
At 1 January 2005	8,220	763	30,671	8,306	2,589	128	5,047
Shares repurchased	(4,950)	(458)	(24,035)	(8,306)	(2,589)	-	-
Jointly controlled entity	-	-	-	-	-	(128)	(4,190
Foreign currency translation adjustment	-	-	-	-	-	-	508
Decrease in fair value of cashflow hedge	-	-	(852)	-	-	-	-
Profit for the year	-	-	56,319	-	-	-	-
Dividends	-	-	(4,912)	-	-	-	-
At 31 December 2005	3,270	305	57,191	-	-	-	1,365

2005	Share Capital	Share Premium	Retained Earnings	Capital Reserve	Capital Redemption Reserves	Other Reserves*	Foreign Currency Exchange Reserve
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Company							
At 1 January 2005	8,220	763	12,167	8,306	2,589	-	(19
Shares repurchased	(4,950)	(458)	(24,035)	(8,306)	(2,589)	-	-
Decrease in fair value of cashflow hedge	-	-	(852)	-	-	-	-
Profit for the year	-	-	39,346	-	-	-	-
Dividends	-	-	(4,912)	-	-	-	-
At 31 December 2005	3,270	305	21,714	-	-	-	(19

Under Cayman Island law all categories of reserves are distributable. However,

under normal circumstances the Company considers that only retained profits are distributable to shareholders. In the current and previous periods, the Company repurchased some of its own shares. These shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by their nominal value. The premium on shares repurchased during 2006 was charged to retained earnings. The premium on shares repurchased during 2005 was charged against the capital reserve and the capital redemption reserve with the remaining balance being charged to retained earnings.

22. Share Based Incentive Plans

Equity Settled

At 27 March 2006 and 8 May 2006 the Group established several share based incentive programmes that entitle certain employees to acquire shares in the Company subject to the vesting conditions set out below at an exercise price that was set at the date of grant.

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the vesting period. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Grant Date	Number of shares	Vesting Conditions	Contractual life of Options
27 March 2006	1,013,578	Equal parts vesting over three, four and five years service plus achievement of EPS performance targets	5 - 7 Years
27 March 2006	471,427	Three years service plus achievement of Assets Under Management (AUM) performance targets	7 years
8 May 2006	212,564	Three years service plus achievement of Assets Under Management (AUM) performance targets	10 years
21 November 2006	50,903	Equal parts vesting over three, four and five years service plus achievement of EPS performance targets	5 years
21 November 2006	56,737	Three years service plus achievement of Assets Under Management (AUM) performance targets	10 Years
Total Share Options	1,805,209		

The number and weighted average exercise price of share options is as follows:

	Weighted average exercise price	Number of Options
Outstanding at beginning of period	N/A	Nil
Granted during the period	GBP0.42	1,805,209
Forfeited during the period	GBP1.04	62,250

Outstanding at the end of the period	GBP0.40	1,742,959

The options outstanding at 31 December 2006 have an exercise price between GBPNil and GBP1.05 and a weighted average contractual life of 5.7 years. Outstanding share options are contingent upon specified performance and service criteria being satisfied. As at 31 December 2006 none of the performance or service criteria had been achieved and therefore none of the options are exercisable at this time.

There were no share option programmes in place in the prior year.

The weighted average fair value of the options issued during the period was GBP0.67

The estimate of the fair value of the share options granted with a grant price of GBP Nil has been calculated by reference to the face value of the award adjusted for the loss of dividends over the vesting period. All other options are measured using a binomial lattice to model the early exercise behaviour. The contractual life of the options, 5-10 years, is used as an input to this model.

Fair value of share options and	27 March 2006 and 21 November 2006 EPS targets	27 March 2006 AUM Targets	8 May 2006 AUM Targets	21 November 2006 AUM Targets
Fair value at measurement date (GBP)	0.86	0.38	0.39	0.25
Share price at grant date (GBP)	1.05	1.05	1.035	0.705
Exercise price (GBP)	Nil	1.05	1.035	0.705
Expected volatility (%p.a.)	Nil	50.0	50.0	50.0
Option life (years)	5-7	7	10	10
Assumed dividend yield (% p.a.)	5.0	5.0	5.0	5.0
Risk-free interest rate (% p.a.)	Nil	4.4	4.9	5.3

The Company's shares were not traded before the majority of the options were granted. In setting the volatility assumption therefore regard was given to the share price volatilities of the Company's closest traded comparator companies, as well as the share price since listing. Based on daily and weekly price observations, the share price volatility has been around 50% which is comparable to that of its competitors over a longer period.

The share options are granted under service and non-market performance conditions. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

Cash Settled

At 24 March 2006, the Group's global employment company, Charlemagne Capital Services Limited (CCSL), made a contribution of US$6.28m to the Charlemagne 2005 Employee Benefit Trust (EBT). The Directors of CCSL recommended to the Trustee of the EBT that this sum be used to purchase Company shares and those shares be held until EPS performances targets and service targets are met, after which time the shares should be sold. The Trustee of the EBT (Sanne Trust Limited, an independent trustee company) may at its discretion allocate the proceeds to discretionary sub-trusts of which certain employees and their families are beneficiaries.

The EBT subsequently purchased 3,422,185 Company shares, which had a fair value of US$5,478,331 as at 31 December 2006, based on the market price as at that date, after adjusting for the waiver of dividend rights at an assumed dividend yield of 5%.

The fair value of the future cash settlement is spread over the vesting period, and recognised as an expense in the accounts with a corresponding increase in liabilities. The fair value is re-measured at each reporting date, with any adjustment in the cumulative fair value being recognised in the reporting period.

Expenses in respect of share based incentive plans

The following amounts have been charged as an expense within these financial statements

	Year to 31 December 2006 US$
Equity settled incentive plans	457,697
Amount relating to cash-settled transaction liabilities	1,006,775
Total expense recognised as employee costs	1,464,472

As at 31 December 2006, total liabilities in respect of cash-settled share-based incentive plans were US$1,006,775. No liabilities had vested by the end of the period.

23. Financial Instruments and Concentration Risk

Financial assets of the Group include cash and cash equivalents, investments and other receivables. Financial liabilities include accruals and other payables. The carrying amounts of these other assets approximate their fair values.
The Group's trading in derivatives is partly for hedging purposes, and partly for speculative investment. Where hedging is involved, the policy is fully or partly to match positions held in other assets. Speculative investment is carefully used, in accordance with parameters set by the Board, in short term situations where physical assets are inappropriate.

Derivatives refer to financial contracts whose value depends on the face value of one or more underlying assets or indices. At 31 December 2006 and 2005 the Group's holdings in derivatives translated into US Dollars were as specified in the tables below.

As at 31 December 2006

Nil
As at 31 December 2005

Type of contract	Expiration	Underlying	Notional Amount of Contracts Outstanding	Fair Value (Assets)	Fair Value (Liabilities)
			US$'000	US$'000	US$'000
Futures	March 06	Equity Indices	11,327	-	1,586
Forwards	March 06	Foreign Currencies	4,558	400	-
Options	January 06	Equities	2,784	-	852

Notional amounts are the underlying reference amounts to stock exchange differences, equities and foreign currencies upon which the fair value of the futures, forwards and option contracts traded by the Group are based. While notional amounts do not represent the current fair value and are not necessarily indicative of the future cash flows of the Group's futures, and forward contracts, the underlying price changes in relation to the variables specified by the notional amounts affect the fair value of these derivative financial instruments.

The following is a summary of amounts included within the income statement in respect of derivatives:

	31 December 2006 US$'000	31 December 2005 US$'000
Group		
Realised loss on derivatives trading in the year	(3,321)	(3,873)
Unrealised (but recognised) loss on derivatives held at year end	-	(2,438)

The purchase and sale of derivatives are subject to limits established by the Board. These are monitored on a regular basis and the Group continues to develop its statistical techniques for monitoring purposes.

There is strict segregation between the investment management and deal settlement functions.

In the course of the Group's normal trading in currencies, futures and options, margin deposits of varying amounts of cash are held by the Group's brokers. As at 31 December 2006, the amount of these margin deposits was US$45k (2005: US$4.5m), such deposits being included within other receivables in the balance sheet (note 17).

Hedging

Details of the nominal and fair values of all contracts as at 31 December 2006 are disclosed within note 23. In accordance with IAS39, Financial Instruments: Recognition and Measurement, as these instruments represent cash flow hedges all gains and losses relating to these contracts have been recognised in equity rather than within the income statement for the current year.

Market risk

The Group is exposed to market risk directly via its investment holdings and indirectly via assets under its management, from which its fee income is

derived. As the investments held directly and indirectly are mostly in the emerging European market, there is a concentration of this risk and any general movement in this market would have a significant impact on the Group's income and the value of the Group's investments.

Liquidity risk

The Group is exposed to liquidity risk to the extent that it holds significant stakes in certain financial instruments for which no developed market exists. Therefore, the Group might be unable to sell such stakes quickly at close to fair value. This risk is managed by the Group by means of cash flow planning to ensure that future cash requirements are anticipated and, where financial instruments have to be sold to meet these requirements, the process is carried out in a controlled manner intended to minimize the liquidity risk involved. The Group maintains an overdraft facility with its bankers which can be used if necessary.

Credit risk

The majority of debtors arise from fund management and related activities of the Group. As such the Group is able to determine that the credit risk is minimal in relation to the majority of its debtors. For other debtors a credit evaluation is undertaken on a case by case basis. To reduce exposure to credit risk arising from non-performance by counterparties in derivative transactions, the Group's policy is to transact business through brokers with high credit ratings wherever practicable. The Group invests available cash and cash equivalents with various banks. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments but, given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Interest rate risk

The Group is exposed to interest rate risk with regard to holdings in cash and cash equivalents. All cash holdings are at variable rates. The Group does not have any borrowings. Surplus funds are placed on short term deposit.

Foreign currency risk

The Group incurs foreign currency risk on investments and expenses denominated in currencies other than US Dollars. In normal circumstances the Group does not actively hedge these foreign currency risks, except as noted below.

	Group		Company	
	31 December 2006 US$'000	31 December 2005 US$'000	31 December 2006 US$'000	31 December 2005 US$'000
Current investments				
- Euros	2,829	1,903	-	-
- Polish Zloty	373	-	-	-
Cash and cash equivalents				
- Euros	745	750	95	151
- British Pounds	158	70	29	5

24. Commitments

Operating lease commitments during the next twelve months are as follows:

	31 December 2006 US$'000	31 December 2005 US$'000
Group		
Property, expiring:		
Within 1 year	129	-
In the second to fifth years, inclusive	495	126
Over five years	-	174
Company		
Lease commitments	-	-

25. Amounts due to and from Subsidiaries

The amounts due to and from subsidiaries are unsecured, repayable on demand and bear interest at commercial rates.

26. Critical accounting estimates, and judgement in applying accounting policies

The directors considered the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. Estimates and judgements are continually evaluated and are based on historical and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Fair value of financial instruments

Note 23 contains information about the assumptions and the risk factors relating to the fair value of financial instruments including derivatives. The fair value of financial instruments that are not quoted in active market are determined by the directors by using valuation techniques.

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. To the extent practical, models use only observable data. However areas such as credit risk, volatilities and correlations require the directors to make estimates. Changes to the assumptions about these factors could affect reported fair values of financial instruments.

27. Contingent Liabilities

The Group has no significant contingent liabilities.

Report of the Independent Auditors

Report of the Independent Auditors, KPMG Audit LLC, to the shareholders of

Charlemagne Capital Limited

We have audited the accompanying financial statements of Charlemagne Capital Ltd. ("the Company"), which comprise the Consolidated and Company Balance Sheets as at December 31, 2006, and the Consolidated Income Statement, Consolidated Statement of Recognised Income and Expenses and Consolidated Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group and Company as at December 31, 2006, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

KPMG Audit LLC
Chartered Accountants
Heritage Court
41 Athol Street
Douglas
Isle of Man
IM99 1HN

12 March 2007

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to

comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Charlemagne Capital Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this announcement should be construed as a profit forecast.

END

Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Dividend Declaration
Released	12:43 13-Mar-07
Number	8570S

RNS Number:8570S
Charlemagne Capital Limited
13 March 2007

13 March 2007

Charlemagne Capital Limited

Further to the announcement of its preliminary audited results to 31 December 2006 earlier today, Charlemagne Capital Limited confirms that it has declared a second interim of 2.20 US cents (1.1405 pence) per share and a second interim special dividend of 2.40 US cents (1.2442 pence) per share.

Both dividends will be payable on 24 April 2007 to shareholders on the record on 23 March 2007. Dividends will be payable in pounds sterling unless the Company's registrar holds an instruction from the shareholder to pay in US dollars.

For further information please contact:

Charlemagne Capital
David McMahon, Company Secretary
Tel: +44 1624 640 216

END

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